TEMPLETON GLOBAL INCOME FUND 300 S.E. 2nd Street Fort Lauderdale, FL 33301

FOR IMMEDIATE RELEASE:

For more information, please contact Franklin Templeton at 1-800-342-5236.

TEMPLETON GLOBAL INCOME FUND (“GIM”)
ANNOUNCES EXPIRATION OF SELF-TENDER OFFER

Fort Lauderdale, Florida, December 8, 2021. Templeton Global Income Fund [NYSE: GIM] today announced the preliminary results of its issuer tender offer to purchase for cash up to 93,900,910 of its common shares, representing 70% of its issued and outstanding common shares.

The offer expired at 11:59 p.m. New York City time, on Tuesday, December 7, 2021. Based on current information, approximately 31,347,530 common shares, or approximately 33.38% of the Fund’s common shares outstanding, were tendered through the expiration date. This total includes shares tendered pursuant to notices of guaranteed delivery. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

The Fund expects to make cash payments for tendered and accepted shares at a price equal to 99% of the Fund’s net asset value (“NAV”) per share as of the close of trading on December 8, 2021. Payment for shares tendered and accepted is expected to be sent to tendering shareholders within approximately 10 business days after the expiration date.

The offer to purchase and other documents filed by the Fund with the U.S. Securities and Exchange Commission (SEC), including the Fund’s annual report for the fiscal year ended December 31, 2020, are available without cost at the SEC’s website at www.sec.gov or by calling 800-342-5236.
The Fund is a non-diversified closed-end fund. The Fund’s primary investment objective is to seek to provide high, current income, with a secondary goal of capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets in income-producing securities, including debt securities of U.S. and foreign issuers, including emerging markets.
The Fund has implemented a managed distribution policy whereby the Fund will make monthly distributions to common shareholders at an annual minimum fixed rate of 7.5 percent, based on the average monthly NAV of the Fund’s common shares. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted and, if necessary, a return of capital.

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For further information on Templeton Global Income Fund, please visit our web site at: www.franklintempleton.com

Franklin Resources, Inc. is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 165 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company brings extensive capabilities in equity, fixed income, multi-asset solutions and alternatives. With offices in more than 30 countries and approximately 1,300 investment professionals, the California-based company has over 70 years of investment experience and over $1.5 trillion in assets under management as of October 31, 2021. For more information, please visit franklintempleton.com.